METALLA ROYALTY & STREAMING LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)

AUGUST 31, 2019

NOTICE TO READER

The accompanying unaudited condensed interim consolidated financial statements of Metalla Royalty & Streaming Ltd. (the “Company”) for the three months ended August 31, 2019 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These condensed interim consolidated financial statements have not been reviewed by the Company’s external auditors.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	August 31	May 31
	2019	2019
ASSETS
Current assets
Cash	$7,211,357	$4,603,062
Trade receivables and other (Note 3)	699,316	669,174
Total current assets	7,910,673	5,272,236
Non-current assets
Royalty, stream, and other interests (Note 4)	56,160,018	56,260,383
Investment in Silverback (Note 5)	2,233,507	2,191,433
Right-of-use asset (Note 2)	20,451	-
Total non-current assets	58,413,976	58,451,816
TOTAL ASSETS	$66,324,649	$63,724,052

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$826,235	$1,610,462
Loans payable (Note 7)	-	2,798,975
Total current liabilities	826,235	4,409,437
Non-current liabilities
Loans payable (Note 7)	4,239,042	-
Deferred income tax liabilities	512,032	145,221
Total non-current liabilities	4,751,074	145,221
Total liabilities	5,577,309	4,554,658
EQUITY
Share capital (Note 9)	84,258,145	83,058,255
Reserves	9,388,678	7,396,376
Deficit	(32,899,483)	(31,285,237)
Total equity	60,747,340	59,169,394
TOTAL LIABILITIES AND EQUITY	$66,324,649	$63,724,052

Commitments (Note 13)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on October 24, 2019.

Approved by the Board of Directors

“Brett Heath”	Director	“Lawrence Roulston”	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	August 31	August 31
	2019	2018
Revenue from stream interest	$160,298	$3,900,301
Cost of sales, excluding depletion	(46,628)	(1,592,183)
Depletion on stream interest (Note 4)	(35,655)	(1,186,673)
Gross profit	78,015	1,121,445
General and administrative expenses	(740,542)	(595,650)
Share-based payments (Note 9)	(536,904)	(279,457)
Income (loss) from operations	(1,199,431)	246,338
Share of net income of Silverback (Note 5)	42,076	21,138
Interest expense (Note 7)	(137,858)	(104,330)
Finance charges (Note 7)	(336,098)	-
Accretion and other expenses	(11,448)	(2,025)
Foreign exchange gain (loss)	62,614	(81,892)
Income (loss) before income taxes	(1,580,145)	79,229
Current income tax recovery (expense) (Note 8)	731,804	(355,885)
Deferred income tax expense (Note 8)	(366,811)	(35,375)
Net loss	$(1,215,152)	$(312,031)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	(478,669)	91,708
Other comprehensive income (loss)	(478,669)	91,708
Total comprehensive loss	$(1,693,821)	$(220,323)

Earnings (loss) per share - basic and diluted	$(0.01)	$(0.00)
Weighted average number of shares outstanding - basic and diluted	133,290,007	79,311,399

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months
	ended	ended
	August 31	August 31
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(1,215,152)	$(312,031)
Items not affecting cash:
Share of net income of Silverback	(42,076)	(21,138)
Depletion and amortization	41,233	1,186,673
Interest and accretion expense	138,186	104,330
Finance charges	336,098	-
Share-based payments	536,904	279,457
Deferred income tax expense	366,811	35,375
Unrealized foreign exchange effect	(48,925)	50,105
	113,079	1,322,771
Changes in non-cash working capital items:
Trade receivables and other	(35,896)	(1,475,430)
Trade and other payables	(834,830)	1,066,233
Net cash (used in) provided by operating activities	(757,647)	913,574

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests, net	(542,698)	(129,111)
Cash held by ValGold on acquisition	-	588,533
Recoveries from royalty and stream interests	-	105,273
Net cash (used in) provided by investing activities	(542,698)	564,695

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of stock options	252,599	-
Proceeds from exercise of share purchase warrants	267,416	204,573
Dividend paid	(399,094)	(354,174)
Proceeds from convertible loans facility	7,000,000	-
Repayment of loan principal	(2,666,250)	-
Interest paid	(179,980)	(218,481)
Finance charges paid	(336,098)	-
Net cash provided by (used in) financing activities	3,938,593	(368,082)

Effect of exchange rate changes on cash	(29,953)	46,795

Change in cash	2,608,295	1,156,982
Cash, beginning of period	4,603,062	4,817,357
Cash, end of period	$7,211,357	$5,974,339

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2019	132,552,877	$83,058,255	$7,396,376	$(31,285,237)	$59,169,394
Acquisition of royalty and other interests	10,299	11,123	-	-	11,123
Exercise of stock options	1,181,667	762,304	(509,204)	-	253,100
Exercise of share purchase and finder's warrants	419,795	388,029	(120,613)	-	267,416
Share-based payments	-	-	318,470	-	318,470
Restricted share units vested	39,218	38,434	-	-	38,434
Convertible facility drawn	-	-	2,782,318	-	2,782,318
Foreign currency translation adjustment	-	-	(478,669)	-	(478,669)
Dividend paid	-	-	-	(399,094)	(399,094)
Loss for the period	-	-	-	(1,215,152)	(1,215,152)
Balance as at August 31, 2019	134,203,856	$84,258,145	$9,388,678	$(32,899,483)	$60,747,340

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2018	75,437,979	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Acquisition of royalty and other interests	9,659,926	7,631,342	830,810	-	8,462,152
Conversion on loan payable	3,113,642	2,428,641	-	-	2,428,641
Exercise of share purchase and finder's warrants	411,897	275,675	(71,102)	-	204,573
Share-based payments	-	-	167,277	-	167,277
Restricted share units vested	142,000	112,180	-	-	112,180
Foreign currency translation adjustment	-	-	91,708	-	91,708
Dividend paid	-	-	-	(354,174)	(354,174)
Loss for the period	-	-	-	(312,031)	(312,031)
Balance as at August 31, 2018	88,765,444	$46,307,019	$7,443,163	$(27,694,215)	$26,055,967

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

1.	NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production- based interests. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol “MTA”. The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $32,899,494 as at August 31, 2019 (May 31, 2019 - $31,285,237) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company’s ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for fiscal 2020.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2019.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended May 31, 2019, except for those noted below. The Company’s interim results are not necessarily indicative of its results for a full year.

Accounting standards adopted during the period

Adoption of IFRS 16

The Company adopted IFRS 16 Leases (“IFRS 16”) on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company’s consolidated statement of financial position.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting standards adopted during the period (cont’d…)

Adoption of IFRS 16 (cont’d…)

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company’s analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company’s office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Adoption of IFRIC 23

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments (“IFRIC 23”) on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company’s financial results or disclosures.

3.	TRADE RECEIVABLES AND OTHER

	August 31	May 31
	2019	2019
Trade and other receivables	$158,482	$129,960
GST and other tax recoverable	415,685	195,350
Prepaid expenses and deposits	125,149	343,864
	$699,316	$669,174

As at August 31 and May 31, 2019, the Company did not have any trade receivables that were past due. The Company’s allowance for doubtful accounts as at August 31 and May 31, 2019 was $Nil.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

4.	ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
Royalty and stream on:	assets	assets	assets	Tot al
As at May 31, 2019	3,617,750	49,339,498	3,303,135	56,260,383
Alamos acquisition	-	25,181	-	25,181
FMS acquisition	-	500,000	-	500,000
Other additions	-	28,640	-	28,640
Depletion	(35,655)	-	-	(35,655)
Recoveries	-	-	(150,000)	(150,000)
Currency translation adjustments	(468,531)	-	-	(468,531)
As at August 31, 2019	$3,113,564	$49,893,319	$3,153,135	$56,160,018

Historical costs	$9,254,999	$49,893,319	$3,153,135	$62,301,453
Accumulated depletion	$(6,141,435)	$-	$-	$(6,141,435)

For transactions prior to the reporting period, please refer to the Company’s past audited financial statements on SEDAR at www.sedar.com.

Alamos acquisitions

In April 2019, the Company entered into a purchase and sale agreement to acquire a portfolio of eighteen net smelter return (“NSR”) royalties and options to acquire NSR royalties from Alamos Gold Inc. and its affiliates (collectively, “Alamos”) for total consideration of US$8,240,000 payable in common shares of the Company. As at May 31, 2019, the Company completed the acquisition and issued 8,219,009 common shares (valued at $1.16 per share on April 16, 2019). The Company incurred $426,171 of acquisition costs. The aggregate purchase price of $9,960,221 was allocated to each component based on its proportionate fair value within the portfolio of assets acquired.

In June 2019, the Company issued 10,299 common shares (valued at $1.08 per share on June 20, 2019) for a 2.0% NSR royalty on the Biricu project.

In August 2019, the Company and Alamos amended the purchase and sale agreement to remove one NSR royalty and include the purchase of the Orion NSR royalty for common shares of the Company.

Fifteen Mile Stream acquisition

In August 2019, the Company entered into an agreement to acquire a 3.0% NSR royalty on the western of half of the Plenty Zone and Seloam Brook prospect of St. Barbara Ltd.’s Fifteen Mile Stream (“FMS”) project for $2,000,000; $500,000 of which was paid on signing of the agreement and $1,500,000 which is conditional upon the achievement of certain milestones. This acquisition increased the Company’s position at the FMS project.

Tower Mountain project

In August 2019, the Company entered into an agreement to sell the Tower Mountain project for $150,000 (offset against preproduction royalty payable to the original owner) and a 2.0% NSR royalty interest on the property was retained for the benefit of the Company.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

5.	INVESTMENT IN SILVERBACK

	August 31	May 31
	2019	2018
Opening balance	$2,191,431	$2,412,873
Income in Silverback for the period/year	42,076	92,843
Distribution	-	(314,285)
Ending balance	$2,233,507	$2,191,431

The Company, through its wholly-owned subsidiary, holds 15% interest in Silverback Ltd. (“Silverback”), who is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine (“NLGM”) silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given terms of the shareholders’ agreement governing the policies over operations and distributions to shareholders, the Company’s judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the three months ended August 31, 2019 and 2018 of Silverback is as follow:

	August 31	August 31
For the three months ended	2019	2018
Current assets	$1,179,379	$1,017,485
Non-current assets	3,969,243	5,198,648
Total assets	5,148,621	6,216,133
Total liabilities	(239,713)	(130,319)
Revenue from stream interest	642,967	495,604
Depletion	(335,822)	(328,624)
Net income and comprehensive income for the period	$280,507	$140,920

6.	TRADE AND OTHER PAYABLES

	August 31	May 31
	2019	2019
Trade payables and accrued liabilities	$625,655	$1,126,982
Provision for restricted share units (Note 9)	180,000	-
Lease liability	20,580	-
Income taxes payable	-	483,480
	$826,235	$1,610,462

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

7.	LOANS PAYABLE

As at August 31, 2019	Beedie	Other	Tot al
Opening balance	$-	$2,798,975	$2,798,975
Additions	7,000,000	-	7,000,000
Allocation of conversion feature	(2,782,318)	-	(2,782,318)
Interest expense	68,026	69,832	137,858
Repayments	(46,667)	(2,799,563)	(2,846,230)
Currency translation adjustments	-	(69,244)	(69,244)
Ending balance	$4,239,041	$-	$4,239,041
Less: current portion	-	-	-
Long term portion	$4,239,041	$-	$4,239,041

In March 2019, the Company entered into a convertible loan facility of $12,000,000 with Beedie Capital (“Beedie”) to fund acquisitions of new royalties and streams. The facility consists an initial advance of $7,000,000, with the remaining $5,000,000 available for subsequent advances in minimum tranches of $1,250,000. The facility carries an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of $1.39 per share. In August 2019, the Company drew down the initial advance of $7,000,000. For the three months ended August 31, 2019, the Company recognized finance charges of $336,098 (2018 - $Nil) in profit or loss.

In October and December 2018, the Company entered into four loan arrangements for aggregate proceeds of $2,623,733 or US$2,000,000, where each has a stated rate of 5% per annum and a term of one year. The Company provided the lenders in aggregate an origination discount of $79,012 or US$60,000 and 600,000 share purchase warrants exercisable at $0.85 per share for two years, valued at $103,959. In August 2019, the principal and interest balance were repaid in full.

8.	INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	August 31	August 31
For the three months ended	2019	2018
Income (loss) before income taxes	$(1,580,145)	$79,229
Canadian federal and provincial income tax rates	27.00%	26.41%
Expected income tax expense (recovery) at statutory income tax rate	(426,639)	21,395
Difference between Canadian and foreign tax rate	(9,714)	(443)
Permanent differences	146,316	93,936
Changes in unrecognized deferred tax assets	(23,045)	276,372
Other adjustments	(51,911)	-
Total income tax expense (recovery)	$(364,993)	$391,260

Current income tax expense (recovery)	$(731,804)	$355,885
Deferred income tax expense	$366,811	$35,375

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

9.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

During the three months ended August 31, 2019, the Company issued 1,650,979 (2018 - 13,327,465) common shares pursuant to the acquisitions of royalty interests, conversion on loan payable, vesting of restricted share units (“RSUs”), and exercise of share purchase warrants and stock options.

Stock options

The continuity of stock options for the three months ended August 31, 2019 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2019	8,687,501	0.57
Exercised	(1,181,667)	0.21
Balance at August 31, 2019	7,505,834	$0.63

As at August 31, 2019, the weighted average remaining life of the stock options outstanding was 3.46 (May 31, 2019 - 3.50) years. The Company’s outstanding stock options as at August 31, 2019 are as follows:

	Exercise
Expiry date	price	Outstanding	Exercisable
Jul 15, 2021	$0.21	166,667	166,667
Nov 15, 2021	0.30	100,000	100,000
Nov 30, 2021	0.33	466,667	466,667
Mar 06, 2022	0.58	412,500	412,500
Jul 31, 2022	0.54	1,810,000	1,810,000
Mar 01, 2023	0.64	1,500,000	1,000,000
Sep 18, 2023	0.73	1,550,000	387,500
Jan 04, 2024	0.81	1,500,000	375,000
Total		7,505,834	4,718,334

Share purchase warrants

The continuity of share purchase warrants for the three months ended August 31, 2019 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2018	6,763,623	0.99
Exercised	(419,795)	0.64
Balance at May 31, 2019	6,343,828	$1.01

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

9.	SHARE CAPITAL (cont’d…) Share purchase warrants (cont’d…)

The Company’s outstanding share purchase warrants as at August 31, 2019 are as follows:

	Exercise
Expiry date	price	Outstanding
Oct 06, 2019	$0.60	708,646
Nov 08, 2020	0.85	525,000
Dec 05, 2020	0.85	75,000
Dec 21, 2020	1.17	2,346,520
Jan 04, 2021	1.17	2,221,996
Aug 11, 2021	0.45	383,333
Aug 30, 2021	0.45	83,333
Total		6,343,828

Restricted share units

The continuity of RSUs for the three months ended August 31, 2019 are as follows:

Outstanding
Balance at May 31, 2019	-
Granted	639,218
Vested	(39,218)
Balance at August 31, 2019	600,000

As at August 31, 2019, the Company’s outstanding RSUs had vesting terms of up to 12 months.

Share-based payments

In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $318,470 (2018 - $167,277) with offsetting credit to reserve for the three months ended August 31, 2019.

In accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $218,434 (2018 - $112,180) with offsetting credit of $38,434 and $180,000 (2018 - $112,180 and $Nil) to share capital and provision for RSUs, respectively, for the three months ended August 31, 2019.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

10.	RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Three months ended August 31, 2019	or fees	payments	Total
Management	$96,728	$144,993	$241,721
Directors	49,836	323,528	373,364
	$146,564	$468,521	$615,085

	Salary	Share-based
Three months ended August 31, 2018	or fees	payments	Total
Management	$226,965	$134,435	$361,400
Directors	40,183	127,343	167,526
	$267,148	$261,778	$528,926

As at August 31, 2019, the Company had $Nil (May 31, 2019 - $407,284) due to directors and management related to salary or fees, which have been included in accounts payable and accrued liabilities.

11.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the three months ended August 31, 2019, the Company:

a)	issued 10,299 common shares, valued at $11,123, for the acquisition of the Alamos NSR (Note 4);
b)

entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property (Note 4);

c)	reallocated $509,204 from reserves for 1,181,667 stock options exercised; and
d)	reallocated $120,613 from reserves for 419,795 share purchase warrants exercised.

During the three months ended August 31, 2018, the Company:

a)	issued 9,659,926 common shares and reserved 2,616,825 common shares for outstanding share purchase warrants of ValGold with an aggregate value of 8,462,152, for net assets acquired from ValGold; and
b)	reallocated $71,102 from reserves for 411,897 share purchase warrants exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	August 31	May 31
	2019	2019
Financial assets
Amortized cost:
Cash	$7,211,357	$4,603,062
Other receivables	158,482	-
Fair value through profit or loss:
Receivables from provisional sales	-	129,960
	$7,369,839	$4,733,022
Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$625,655	$1,126,982
Loans payable	4,239,041	2,798,975
	$4,864,696	$3,925,957

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a)	Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
b)	Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and
c)	Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at August 31, 2019, the Company did not have any financial instruments measured at fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Receivable from provisional sales (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company’s loan payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE THREE MONTHS ENDED AUGUST 31, 2019 AND 2018

12.	FINANCIAL INSTRUMENTS (cont’d…)

Capital risk management

The Company’s objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company’s ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at August 31, 2019 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company’s cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not declined significantly from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company’s non-current liability are disclosed in Note 7. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at August 31, 2019, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $20,000 in the Company’s pre-tax income or loss.

13.	COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 4), including milestone payments subject to certain triggers being met related to the IEPI royalty portfolio acquisition (please refer to the Company’s past audited consolidated financial statements on SEDAR at www.sedar.com).